UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

**FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES
          EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2008**

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES
          EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

_____

Commission File Number 1-16305
_____

A. Full title of the plan and the address of the plan, if different from that of the
    issuer named below:

INVESTMENT PLAN FOR EMPLOYEES OF PUGET SOUND ENERGY, INC.

B. Name of issuer of the securities held pursuant to the plan and the address of
    its principal executive office:

PUGET ENERGY, INC.
**10885 N.E. 4th St.
Bellevue, Washington 98004-5591**

Investment Plan for Employees of Puget Sound Energy, Inc.
Index
December 31, 2008 and 2007

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007 2

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007... 3

Notes to Financial Statements
December 31, 2008 and 2007 4–11

Supplemental Schedule

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
December 31, 2008... 13

Note: Other schedules required by 20 CFR Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Investment Plan for
Employees of Puget Sound Energy, Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Investment Plan for Employees of Puget Sound Energy, Inc. (the "Plan") at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers, LLP
Seattle, Washington
June 29, 2009

Investment Plan for Employees of Puget Sound Energy, Inc.
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets		
Investments, at fair value	$ 364,842,080	$ 487,016,026
Cash	18,938	-
Receivables		
Employer contribution	1,616,571	1,367,578
Participant contributions	894,083	675,321
Total receivables	2,510,654	2,042,899
Total assets	367,371,672	489,058,925
Liabilities		
Excess contributions payable	56,265	21,838
Net assets available for benefits at fair value	367,315,407	489,037,087
Adjustment from fair value to contract value for fully		
benefit-responsive investment contracts	601,931	(326,173)
Net assets available for benefits	$ 367,917,338	$ 488,710,914

The accompanying notes are an integral part of these financial statements.

2

Investment Plan for Employees of Puget Sound Energy, Inc.
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
(Reductions)/additions to net assets		
Interest and dividend income	$ 15,986,104	$ 27,747,203
Net (depreciation)/appreciation in value of investments	(142,090,759)	14,994,458
Net investment (loss) income	(126,104,655)	42,741,661
Contributions		
Employer	10,092,674	8,922,048
Participant	18,392,371	17,838,213
Total contributions	28,485,045	26,760,261
Total (reductions)/additions to net assets	(97,619,610)	69,501,922
Deductions from net assets		
Participant distributions	(23,173,966)	(29,012,406)
Net (decrease)/increase	(120,793,576)	40,489,516
Net assets available for benefits		
Beginning of year	488,710,914	448,221,398
End of year	$ 367,917,338	$ 488,710,914

The accompanying notes are an integral part of these financial statements.

Investment Plan for Employees of Puget Sound Energy, Inc.
Notes to Financial Statements
December 31, 2008 and 2007

1.   **Description of Plan**

The following description of the Investment Plan for Employees of Puget Sound Energy, Inc., (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all regular full-time and part-time employees of Puget Sound Energy, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On February 6, 2009, Puget Energy, Inc. (Puget Energy) the parent company of the Plan Sponsor, was acquired by a consortium of long-term infrastructure investors led by Macquarie Infrastructure Partners, the Canada Pension Plan Investment Board and British Columbia Investment Management Corporation and also includes Alberta Investment Management, Macquarie-FSS Infrastructure Trust and Macquarie Capital Group. Each share of Puget Energy stock held by the Plan was redeemed for $30 cash without interest. The proceeds from the sale of any assets in the stock fund were invested in funds that the employees choose, or were invested in a default investment fund.

Contributions
Nonunion represented and certain union represented participants of the Plan may elect to make contributions of 1% to 30% of their eligible compensation, subject to certain limits. Participants may contribute to the Plan from pre-tax compensation, after-tax compensation, or a combination of both. Participants who will be at least 50 years old by the end of the year may elect to make additional pre-tax contributions, or catch-up contributions, to the Plan, not to exceed the amount allowable under current income tax regulations. Participants are also allowed to make rollover contributions of amounts received from certain other tax-qualified retirement plans.

Each plan year, the Company makes a required contribution on behalf of nonunion represented and certain union represented participants equal to 1% of each such participant's base pay. In addition to the required contribution, the Company makes a matching contribution on behalf of nonunion represented and certain union represented participants on the last day of each pay period equal to 100% of each such participant's contributions up to and including 6% of such participant's eligible compensation. For certain other union represented participants; the Company makes a matching contribution on behalf of each participant equal to 55% of each such participant's contributions up to 6% of such participant's eligible compensation. The Company also may make a discretionary contribution in a given year to nonunion represented and certain union represented participants who are employed on the last day of the plan year. The Company may elect to pay all or part of its contributions in common stock of Puget Energy rather than in cash. During 2008 and 2007 a portion of the Company contributions were made in common stock. The remainder of the Company's contributions was made in cash.

Unvested Company contributions that are forfeited by participants are used to restore any portion of a former participant's accounts that was previously forfeited if such participant is reemployed by the Company or an affiliate before a five year break in service. Any additional forfeited amounts are used to reduce future Company contributions required to be paid to the Plan. To the extent that forfeited amounts are insufficient to restore any such former participant's accounts, additional special Company contributions may be necessary. During the years ended December 31, 2008 and 2007, unvested Company contributions of $1,777 and $4,058 were forfeited. See Note 9 for recent Plan amendments resulting in immediate vesting of the Company's contributions.

All participant and Company contributions are invested at the direction of each participant in any of the available investment options.

Total participant contributions in any calendar year are limited to the applicable limit under the Internal Revenue Code. The plan also provides that certain limitations may be imposed on participants' contributions in order to comply with statutory requirements. Any participant contributions in excess of these limits will be recorded in these financial statements as a liability to return those excess contributions to the participants. At December 31, 2008 and 2007, the Plan had $56,265 and $21,838, respectively, of excess contributions to be returned to the participants.

Participant Loans
Loans are available to nonunion represented and union represented participants who have an account under the Plan. Such participants may borrow up to the lesser of $50,000 or 50% of the total value of their vested account balances. Loan amounts are restricted to a minimum of $1,000. Loan terms are not to exceed five years, or if the loan proceeds are used to finance the participant's principal residence, not to exceed 15 years. Loans may be additionally limited in accordance with Plan provisions. At December 31, 2008, loans bear interest at a range of 4.25% to 10.5%. Interest rates are based on commercial interest rates at the time each loan is made. Interest income related to loans outstanding was $232,390 and $190,026 for 2008 and 2007, respectively. Interest income is allocated to the various funds as directed by the participants.

Plan Expenses
Expenses incurred for brokerage and similar services, or for investment advice and the evaluation thereof are charged to participant accounts. Administrative and other expenses incurred by the Plan are charged to participant accounts unless voluntarily paid by the Company. These expenses were voluntarily paid by the Company during 2008 and 2007.

Vesting
Participants are fully vested in their participant contribution accounts at all times and become fully vested in their Company contribution accounts under any of the following circumstances (as defined in the Plan document): termination of the Plan; attainment of age 65 while employed by the Company; termination due to layoff, death or disability; entry into the United States Armed Forces for more than 90 days. Beginning on January 1, 2007 for non-represented and certain represented employees employed on January 1, 2007, and beginning June 20, 2007 for certain other union represented employees employed on June 20, 2007, Company contributions are always 100% vested.

If a participant's service with the Company terminates for any reason other than as described above, the participant is entitled to receive the balance of his or her participant contribution account, but not his or her unvested Company contribution accounts.

Payment of Benefits and Withdrawals
Upon termination of service, a participant or his or her beneficiary may elect to receive a lump sum cash distribution equal to the value of the participant's vested interest in his or her accounts; provided, however that the participant or his or her beneficiary may elect to receive whole shares of common stock of Puget Energy to the extent his or her accounts are deemed invested in such stock. In some cases, in lieu of receiving a lump sum distribution, a participant may elect installments over the shorter of ten years or the participant's life expectancy or a nontransferable annuity contract for a specified number of years not to exceed the joint life expectancy of the participant and his or her spouse. A participant may also be eligible to roll the distribution over to an individual retirement account or annuity or another employer's retirement plan. Effective

October 1, 2008, upon termination of service, a participant may also elect to receive distributions of the vested interest in his or her account in periodic installment payments, or in partial withdrawal payments. In addition to the payment of benefits, the Plan provides for the withdrawal of a participant's after-tax contributions and hardship withdrawals. Such withdrawals may restrict future participation in the Plan, pursuant to the provisions of the Plan document.

Participant Accounts
Where applicable, each participant's account is credited with pre-tax, after-tax and catch-up contributions, matching contributions, required contributions, discretionary contributions, rollover contributions and net earnings or losses. Pre-tax and post-tax contributions are based on the participant's election. Matching contributions are credited to the participant's account according to the formula defined in the Plan document and allocated according to the participant's elections. Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an IRA. Plan earnings are allocated based on account balances in the investment options selected by the participant.

2. **Summary of Accounting Policies**

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts in the statements of changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in combinations of common stock, mutual funds, and common and commingled trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for discussion of fair value measurements.

Investment Plan for Employees of Puget Sound Energy, Inc.
Notes to Financial Statements
December 31, 2008 and 2007

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan's gains and losses on investments purchased and sold during the year, which are either realized gains or losses, and investments held during the year, which unrealized gains or losses.

Payment of Benefits
Benefits are recorded when paid.

3.   **Investments**

The following presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits at December 31:

	2008	2007
Common stock		
Puget Energy, Inc., 1,591,601 and 1,299,956 shares, respectively	$ 43,402,950	$ 35,657,788
Mutual funds		
PIMCO Total Return Fund, 3,761,553 and 3,026,728 shares, respectively	38,142,154	32,355,719
T. Rowe Price New Era Fund, 1,167,743 and 1,285,106 shares, respectively	34,541,827	78,597,109
T. Rowe Price Small-Cap Value Fund, 1,604,733 and 1,581,778 shares, respectively	37,711,231	56,817,483
Morgan Stanley International Growth Fund, 1,709,576 and 1,595,436 shares, respectively	18,634,378	29,866,556
Vanguard Inst Index Fund, 264,040 and 0 shares, respectively	21,793,899	-
Common and commingled trust funds		
T. Rowe Price Equity Index Trust Fund, 0 and 834,885 shares, respectively	-	36,442,710
T. Rowe Price Stable Value Trust Fund, 0 and 54,860,334 shares, respectively	-	54,860,334
T. Rowe Price Equity Income Trust Fund, 6,212,166 and 6,661,593 shares, respectively	45,473,057	76,008,778
Stable Value Common Trust Fund, 64,814,291 and 0 shares, respectively at contract value	64,814,291	-

During 2008 and 2007 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated or appreciated in value by ($142,090,759) and $14,994,458, respectively, as follows:

	2008	2007
Common stock	$ 577,178	$ 2,765,061
Mutual funds	(103,329,877)	7,676,928
Common & commingled trust funds	(39,338,060)	4,552,469
Net appreciation (depreciation) in value of investments	$ (142,090,759)	$ 14,994,458

4.   **Fair Value Measurements**

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157), which establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by SFAS No. 157 are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the asset or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Common stock is valued at the closing price reported on the active market on which individual securities are traded.

Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end where the price of the fund is quoted in an active market.

Investment in common and commingled trust fund is valued based on financial statements provided by the Plan's investment custodians, which are audited annually by independent accountants. The value for the common and commingled trust fund is stated at estimated fair values, which have been determined based on the unit values of the funds, and recent transactions at year end. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.

The Stable Value Fund, which holds primarily guaranteed investment contracts ("GICs") and synthetic investment contracts ("synthetic GICs"), are valued at fair value based upon the units held by the Plan. Fair value is disclosed in the Stable Value Fund's audited December 31, 2008 financial statements. The fair value of the Stable Value Fund is not observable through daily transactions as participants' transactions occur at contract value. The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations, considering the credit worthiness of the issuer. The fair value of the synthetic GICs is determined based on the representative quoted market prices of the underlying investments. The underlying investments are primarily debt securities.

Participant loans are valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy of the Plan's assets at fair value as of December 31, 2008:

RECURRING FAIR VALUE MEASURES	AT FAIR VALUE AS OF DECEMBER 31, 2008			
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:				
Common Stock	$ 43,402,950	$ --	$ --	$ 43,402,950
Mutual Funds	208,372,951	--	--	208,372,951
Commingled Trust Fund	--	45,473,057		45,473,057
Stable Value Fund	--	--	64,212,360	64,212,360
Participant Loans	--	--	3,380,762	3,380,762
Total assets	$ 251,775,901	$ 45,473,057	$ 67,593,122	$ 364,842,080

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the plan's level 3 assets for the year ended December 31, 2008:

	Stable Value Funds	Participant Loans
Balance at beginning of period, December 31, 2007	$ 55,186,507	$ 2,651,606
Realized gains/(losses)	--	--
Unrealized gains/(losses) relating to instruments still held at the reporting date	(928,104)	--
Purchases, sales, issuances, and settlements (net)	9,953,957	729,156
Balance as of December 31, 2008	$ 64,212,360	$ 3,380,762

5. **Related Party Transactions**

Certain Plan investments include shares of Puget Energy common stock and shares of mutual funds and common and commingled trust funds managed by T. Rowe Price, who also acts as the trustee for the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for trustee services were paid by the Plan sponsor.

The Plan's investments in various T. Rowe funds represents approximately 60% and 78% of the total value of investments at both December 31, 2008 and 2007, respectively. Gross purchases of

TRP funds were $133,959,844 and $86,690,230 for 2008 and 2007, respectively. Gross sales of T. Rowe Price funds were $150,701,489 and $67,872,335 for 2008 and 2007, respectively (including of $17,486,072 and $23,239,928, respectively, from T. Rowe Price funds distributed to members upon withdrawal from the Plan).

The Plan's investment in Puget Energy common stock represents approximately 12% and 7% of the total value of investments at both December 31, 2008 and 2007, respectively. Gross purchases of Puget Energy common stock were $10,874,832 and $4,028,788 for 2008 and 2007, respectively. Gross sales of Puget Energy common stock were $3,706,848 and $6,072,473 for 2008 and 2007, respectively (including $1,551,787 and $1,779,629, respectively, of Puget Energy stock distributed to members upon withdrawal from the Plan).

6.   **Termination and Amendment**

The Plan is intended to continue indefinitely; however, the Board of Directors of the Company may at any time and for any reason modify, amend or terminate the Plan. The administrative committee of the Plan may modify or amend the Plan, if such modifications or amendments are administrative in nature or are required by law or regulation to maintain the qualified status of the Plan.

No modification or amendment of the Plan may retroactively deprive any individual of rights accrued under the Plan except to the extent that any change is made necessary by law or regulation issued by the Internal Revenue Service to permit qualification or continued qualification of the Plan as a tax exempt trust under applicable law or regulation. Furthermore, no modification or amendment of the Plan shall cause or permit any part of the Plan to be diverted to purposes other than for the exclusive benefit of participants and their beneficiaries and for defraying the reasonable expenses of administering the Plan or to revert to or become the property of the Company, unless it is first determined by the Internal Revenue Service that the Plan with the proposed modification or amendment will continue to be a qualified plan under Section 401 of the Internal Revenue Code of 1954, as amended, or any statute of similar import.

7.   **Tax Status**

The Internal Revenue Service has determined and informed the Company by letter dated May 9, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In July 2006 Financial Accounting Standard Board issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109* ("FIN No. 48"), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109 (FIN No. 48), *Accounting for Income Taxes.* FIN No. 48 requires the use of a two-step approach for recognizing and measuring tax positions taken or expected to be taken in a tax return. First, the tax position should only be recognized when it is more likely than not, based on technical merits, that the position will be sustained upon examination by the taxing authority. Second, a tax position that meets the recognition threshold should be measured at the largest amount that has a greater than 50.0% likelihood of being sustained. FIN No. 48 was effective for the Plan as of January 1, 2007. Plan Management believes that there are no uncertain tax provisions associated with the Plan. In addition, Plan Management believes there is no Unrelated Business Income Tax ("UBIT") associated with the Plan.

Investment Plan for Employees of Puget Sound Energy, Inc.
Notes to Financial Statements
December 31, 2008 and 2007

8.   **Reconciliation of Financial Statements to Form 5500**

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2008	2007
Net assets available for pension benefits per financial statements	$ 367,917,338	$ 488,710,914
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(601,931)	326,173
Net assets available for benefits per the Form 5500	$ 367,315,407	$ 489,037,087

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 at December 31, 2008, and December 31, 2007:

	2008 Net (Decrease)/ Increase in Net assets available for benefits	2007 Net (Decrease)/ Increase in Net assets available for benefits
Amount per financial statements	$ (120,793,576)	$ 40,489,516
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for 2006		449,671
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for 2007	(326,173)	326,173
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for 2008	(601,931)	-
Amount per Form 5500	$ (121,721,680)	$ 41,265,360

9.   **Recent Plan Amendments**

Beginning on January 1, 2007 for nonrepresented and certain represented employees and June 20, 2007 for certain other union represented employees employed on those dates, Company contributions are always 100% vested.

Supplemental Schedule

Investment Plan for Employees of Puget Sound Energy, Inc.
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par and Maturity Value	(d) Cost **	(e) Current Value
	Common stock			
*	Puget Energy, Inc.	Common stock		$ 43,402,950
	Mutual funds			
	PIMCO	Total Return Fund		38,142,154
	PBHG	Mid-Cap Value Fund		17,062,810
	Morgan Stanley	Small Cap Growth Fund		3,413,893
	Morgan Stanley	International Growth Fund		18,634,378
	Vanguard	Inst Index		21,793,899
*	T. Rowe Price	Balanced Fund		9,123,567
*	T. Rowe Price	New Era Fund		34,541,827
*	T. Rowe Price	Small-Cap Value Fund		37,711,231
*	T. Rowe Price	Growth Stock Fund		12,676,389
*	T. Rowe Price	Retirement Income Fund		690,335
*	T. Rowe Price	Retirement 2055 Fund		51,286
*	T. Rowe Price	Retirement 2050 Fund		294,812
*	T. Rowe Price	Retirement 2045 Fund		470,759
*	T. Rowe Price	Retirement 2040 Fund		586,580
*	T. Rowe Price	Retirement 2035 Fund		821,187
*	T. Rowe Price	Retirement 2030 Fund		1,039,248
*	T. Rowe Price	Retirement 2025 Fund		1,963,675
*	T. Rowe Price	Retirement 2020 Fund		1,582,440
*	T. Rowe Price	Retirement 2015 Fund		4,364,926
*	T. Rowe Price	Retirement 2010 Fund		2,630,616
*	T. Rowe Price	Retirement 2005 Fund		776,939
	Total mutual funds			208,372,951
	Common & commingled trust funds			
*	T. Rowe Price	Equity Income Trust Fund		45,473,057
*	T. Rowe Price	Stable Value Common Trust Fund		64,212,360
	Total common & commingled trust funds and guaranteed insurance contracts			109,685,417
*	**Participant loans**	Participant loan accounts with interest rates ranging from 4.25% to 10.5% and maturity dates ranging from 2008 to 2023		3,380,762
	Total participant loans			3,380,762
	Total investments			$ 364,842,080

*   Represents Party-in-interest to the Plan.
**   Cost has been omitted for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

INVESTMENT PLAN COMMITTEE OF PUGET SOUND ENERGY, INC.

/s/ Donald E. Gaines
Donald E. Gaines
Vice President, Finance and Treasurer

Date: June 29, 2009